Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-4 of our report dated September 22, 2004, except for Notes 28, 33 and the effect of retroactive application of the equity method of accounting for investments in ACOM CO., LTD. due to additional acquisition of shares subsequent to March 31, 2004 as discussed in Note 33, as to which the date is March 2, 2005, relating to the financial statements of Mitsubishi Tokyo Financial Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for derivative financial instruments and hedging activities, and of accounting for goodwill and other intangible assets), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Experts” in such Prospectus.

/s/    Deloitte Touche Tohmatsu

Tokyo, Japan

March 3, 2005